
02044370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

Commission file number **1-16725**

The Principal Select Savings Plan for Employees
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa **50392**
(Address of principal executive offices) (Zip Code)

The Principal Select Savings Plan for Employees

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments:		
Unallocated insurance contracts, at fair value:		
General account of insurance company	**$ 62,405,703**	$ 61,412,236
Separate accounts of insurance company	**469,361,775**	455,370,385
Principal Financial Group, Inc. Employer Stock Fund	**10,005,216**	–
Notes receivable from participants	**12,207,423**	11,305,008
Total invested assets	**553,980,117**	528,087,629
Contribution receivable from Principal Life Insurance Company	**3,724**	3,368
Contributions receivable from participants	**10,174**	9,215
Net assets available for benefits	**$553,994,015**	$528,100,212

See accompanying notes.

The Principal Select Savings Plan for Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2001	**2000**
Additions:		
Investment income (loss):		
Interest	**$ 4,504,351**	$ 4,493,524
Net realized and unrealized depreciation in aggregate value of unallocated insurance contracts	**(36,557,397)**	(34,785,567)
	(32,053,046)	(30,292,043)
Contributions:		
Principal Life Insurance Company	**16,995,983**	15,102,939
Employees	**51,477,839**	45,687,972
	68,473,822	60,790,911
Receipt of demutualization compensation *(Note 8)*	**16,170,462**	–
Transfers from (to) affiliated and unaffiliated plans, net	**352,790**	(3,677,583)
	52,944,028	26,821,285
Deductions:		
Benefits paid to participants	**26,525,945**	40,551,971
Administrative expenses	**524,280**	389,445
	27,050,225	40,941,416
Net increase (decrease)	**25,893,803**	(14,120,131)
Net assets available for benefits at beginning of year	**528,100,212**	542,220,343
Net assets available for benefits at end of year	**$553,994,015**	$528,100,212

See accompanying notes.

The Principal Select Savings Plan for Employees

Notes to Financial Statements

December 31, 2001

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Employees (the Plan) are maintained on the accrual accounting basis.

Valuation of Investments

The unallocated insurance contracts represent investments in the general and pooled separate accounts of Principal Life Insurance Company (Principal Life). The general and separate accounts are reported at fair value as determined by the insurance company. The Principal Financial Group Inc. Employer Stock Fund is reported at market value as determined by the trustee, Bankers Trust Company.

The insurance contracts are non-benefit responsive and are valued at fair value as determined by Principal Life. The general account fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the plan prior to their maturity for an event other than death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits and the insurance company's administrative expenses. The pooled separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high yield fixed income securities which are slightly below investment grade, valued at market.

The notes receivable from participants are reported at cost (unpaid balances) which approximates fair value.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all home office and field employees of Principal Life or its subsidiaries (the Company) who are 21 years of age or over. Participants are eligible for immediate entry into the Plan with a one-year employer match vesting clause. Eligible employees may contribute up to 20% of their annual compensation which Principal Life matches with a 50% contribution up to a maximum Company contribution of 3% of the participant's eligible salary. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document. The federal and state income taxes of the participant are deferred on the contributions until the funds are withdrawn from the Plan.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become fully vested in their accounts.

Information about the Plan agreement, eligibility, and benefit provisions is contained in the *Benefit Program Booklet*. Copies of this pamphlet are available from the Benefit Administration Department.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 9, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

Contributions are invested in unallocated insurance contracts in the Principal Life general account, a pooled account invested primarily in fixed income securities having a range of maturities, and in separate accounts, whose portfolios are primarily invested in domestic and international common stocks, high-quality short-term debt securities, long-term debt securities, real estate, and private market bonds and mortgages. Participants elect the portfolio(s) in which to have their contributions invested.

The following Principal Life investment accounts represent 5% or more of the fair value of net assets available for benefits in 2001 and 2000:

	December 31	
	2001	**2000**
General account of insurance company	**$62,405,703**	$61,412,236
Money Market Separate Account	**34,845,984**	26,831,001
Large Cap Stock Index Separate Account	**68,997,211**	71,531,850
Bond and Mortgage Separate Account	**54,972,883**	40,298,694
Small Company Growth Separate Account	**27,919,047**	*
International Stock Separate Account	**35,379,754**	48,910,443
Large Company Blend Separate Account	**46,515,661**	59,245,538
Large Company Growth Separate Account	*	31,208,603
Real Estate Separate Account	**37,442,905**	30,860,484
Small Company Blend Separate Account	**28,552,894**	26,697,720

*Less than 5% of the fair value of net assets available for benefits at respective date.

During 2001 and 2000, the Plan's Principal Life investment accounts depreciated in value by $36,557,397 and $34,785,567, respectively, as follows:

	Year Ended December 31	
	2001	**2000**
General account of insurance company	**$ 139,989**	$ 1,178,724
Separate accounts of insurance company	**(36,697,386)**	(35,964,291)
	$(36,557,397)	$(34,785,567)

5. Notes Receivable From Participants

The Plan Agreement provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a trust investment but only the borrowing participant's account shall share in the interest paid on the loan, or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the prime rate at the time of the loan. The rate is set the day a loan is approved and the rate for the loans issued in 2001 and 2000 ranged from 6.75% to 11.5%. The notes receivable balance was reduced by $940,928 and $1,106,067 in 2001 and 2000, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

6. Transactions With Party-In-Interest

In addition to those transactions discussed in Notes 2 and 4, all significant administrative costs of the Plan are paid by Principal Life, the Plan sponsor. With regard to the demutualization of Principal Mutual Holding Company (See Note 8), Principal Life received a prohibited transaction exemption from the Department of Labor for actions taken on behalf of the Plan that may be presumed to be prohibited transactions.

7. Form 5500

Certain line items of net asset additions and deductions in the 2001 and 2000 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2001 and 2000.

8. Receipt of Demutualization Compensation

Effective October 26, 2001, Principal Mutual Holding Company, the ultimate parent of Principal Life, converted from a mutual insurance holding company to a stock company and concurrent therewith, Principal Financial Group, Inc. (PFG) completed its initial public offering. All policyholder membership interests in Principal Mutual Holding Company were extinguished at that date and eligible policyholders received shares of PFG common stock, cash or policy credits as compensation. As a policyholder and as a result of the demutualization, the Plan obtained 874,079 shares of PFG common stock through receipt of a comparable number of units of the Principal Financial Group, Inc. Stock Separate Account issued to eligible qualified employee benefit plans as policy credits, valued at $16,170,462 on October 26, 2001. Such amounts were then allocated to plan participants on a pro-rata basis.

The Principal Select Savings Plan for Employees
E.I.N. 42-0127290, Plan 003

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)

December 31, 2001

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in unallocated contracts held in general account of insurance company	$ 62,405,703
Principal Life Insurance Company*	Deposits in insurance company Large Company Blend Separate Account	46,515,661
Principal Life Insurance Company*	Deposits in insurance company Money Market Separate Account	34,845,984
Principal Life Insurance Company*	Deposits in insurance company Real Estate Separate Account	37,442,905
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	54,972,883
Principal Life Insurance Company*	Deposits in insurance company International Stock Separate Account	35,379,754
Principal Life Insurance Company*	Deposits in insurance company Large Cap Stock Index Separate Account	68,997,211
Principal Life Insurance Company*	Deposits in insurance company Government Securities Separate Account	497,065
Principal Life Insurance Company*	Deposits in insurance company Medium Company Value Separate Account	17,285,415
Principal Life Insurance Company*	Deposits in insurance company Small Company Blend Separate Account	28,552,894
Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	22,839,358

The Principal Select Savings Plan for Employees
E.I.N. 42-0127290, Plan 003

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Bond Emphasis Balanced Separate Account	$ 1,067,124
Principal Life Insurance Company*	Deposit in insurance company Stock Emphasis Balanced Separate Account	1,596,738
Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	22,858,989
Principal Life Insurance Company*	Deposits in insurance company Small Company Growth Separate Account	27,919,047
Principal Life Insurance Company*	Deposits in insurance company International Emerging Markets Separate Account	11,749,943
Principal Life Insurance Company*	Deposits in insurance company Partners Mid-Cap Stock Index Separate Account	16,996,332
Principal Life Insurance Company*	Deposits in insurance company Small Cap Stock Index Separate Account	8,117,144
Principal Life Insurance Company*	Deposits in insurance company European Equity Separate Account	906,773
Principal Life Insurance Company*	Deposits in insurance company Pacific Basin Separate Account	688,109
Principal Life Insurance Company*	Deposits in insurance company International Small Company Separate Account	8,842,802
Principal Life Insurance Company*	Deposits in insurance company Partners Large Cap Value Separate Account	988,027

The Principal Select Savings Plan for Employees
E.I.N. 42-0127290, Plan 003

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Principal Financial Group, Inc. Stock Separate Account	$ 20,301,617
Principal Financial Group, Inc.*	416,884 shares of Principal Financial Group, Inc. Employer Stock Fund	10,005,216
Various participants	Notes receivable from participants with interest rates ranging from 6.75% to 11.50%	12,207,423
Total invested assets		$553,980,117

*Indicates party-in-interest to the Plan.



■ Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Employees as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 financial statements taken as a whole.

Ernst & Young LLP

Des Moines, Iowa
May 31, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Principal Select Savings Plan for Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR EMPLOYEES
by Principal Life Insurance Company
Plan Administrator

Date: June 27, 2002

By ______________________________
Jim DeVries
Vice President – Human Resources

Exhibit Index

The following exhibit is filed herewith:

		Page
23	Consent of Ernst & Young LLP	14

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-72002) pertaining to The Principal Select Savings Excess Plan, Nonqualified Defined Contribution Plan for Designated Participants, The Principal Select Savings Plan for Individual Field, and the Principal Select Savings Plan for Employees of our report dated May 31, 2002, with respect to the financial statements and schedule of The Principal Select Savings Plan for Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Des Moines, Iowa
June 27, 2002